

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Zhuangkun He
Chief Executive Officer
Ucommune International Ltd
Floor 8, Tower D
No. 2 Guang Hua Road
Chaoyang District, Beijing
People's Republic of China, 100026

>   **Re: Ucommune International Ltd**
>   **Amendment No. 7 to Registration Statement on Form F-1 on Form F-3**
>   **Filed May 19, 2022**
>   **File No. 333-257664**

Dear Mr. He:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Form F-1 on Form F-3 filed May 19, 2022

Cover Page

1.   We note your disclosure in response to comment 3. Where you describe how cash is transferred through your organization:

- Both on the cover page and in the summary, please clarify the source of your "internal cash management policies." For example, disclose whether these policies were established by the board of each relevant company;

- Both on the cover page and in the summary, where you discuss how cash may be transferred among entities within your group, clarify the source of your rules on cash flow among entities/operations. For example, disclose whether these policies are contained in the relevant VIE agreement (including the Business Operations Agreement, Equity Pledge Agreement, and Powers of Attorney), and identify the relevant VIE agreements to which they are a part.

- We note on page 7 that the PRC subsidiaries may pay dividends to their shareholders, which are the Parent's subsidiaries incorporated in Hong Kong. Revise the cover page and page 7 to clarify the source of this ability;

- Revise the cover page to disclose the requirement to obtain SAFE approval, as is currently disclosed on page 7; and

- Revise the cover page to disclose that each of the PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, as is currently disclosed on page 7.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services